August 24, 2011

VIA EDGAR AND E-MAIL

Martin James
Accounting Branch Chief
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Jazz Technologies, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed February 22, 2011 Form 10-Q for the period ended March 31, 2011 Filed May 20, 2011 File No. 001-32832

Dear Mr. James:

This letter, which has also been filed electronically with the Securities and Exchange Commission (the “Commission”), is being filed by Jazz Technologies, Inc. (the “Company” or “Jazz”) in response to your letter dated July 28, 2011 (the “Comment Letter”), setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010 that was filed with the Commission on February 22, 2011 (the “Form 10-K”).  The text of the Staff’s comments has been included in this letter in italics with our responses in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2010

Management’s Discussion and Analysis

Revenues, page 19

1.	We note you attribute the increase in revenues mainly to an increase in product shipments. Please revise future filing to quantify the effects of volume and pricing changes to your revenue.

The Company notes the Staff’s comment and in future filings will quantify the affect of volume and pricing changes. We have already implemented the comment in the 10-Q we filed for the quarter ended June 30, 2011 which we recently filed.

4321 Jamboree Road, Newport Beach, CA  92660

Financial Statements

Consolidated Statement of Cash Flows, page 28

2.
We see from Note 10 that the due from related party account increased by $25,743 between 2009 and 2010. Please tell us where you present cash flow activities associated with amounts due from related party in your 2010 statement of cash flows. If, as it appears to be the case, you present those activities as cash outflows from purchases of property and equipment, please tell us why that presentation is consistent with FASB ASC 230. Further, describe to us the nature of any material non-cash transactions relating to that account during the period.

During 2010 we purchased equipment of approximately $25,420,000. We purchased this equipment from various suppliers. At the end of 2010 we leased this equipment to our Parent Company and that is the main reason for the increase in amounts due from related party to which the Staff refers. The lease was considered a capital lease and presented in our books in “Other assets- related parties” and in “Due from a related party” as of December 31, 2010. We paid for the equipment from our cash, and the amounts presented in the cash flow statements represent cash outflows from investment activity to purchase the equipment. There were no cash disbursements related to the lease to our Parent Company in 2010 and therefore no cash inflow presentation was required.

Revenue Recognition, page 31

3.
We note your disclosure that “revenue from contracts with multiple elements are recognized as each element is earned based on the relative selling price of each element.” Please explain how your policy of recognizing revenue based on the relative "selling price” of each element complies with FASB ASC 605-25, even prior to it being mended by ASU 2009-13.

The Staff is advised that we mainly sell wafer in transactions that involve no additional elements and hence we consider the issue to be immaterial. In very limited circumstances we offer services prior to the wafer production phase. In such cases service fees are charged and the contract also specifies a price per wafer that would be applicable for future purchase orders during the production phase. We do not consider the option to order from us at a specified price to be an element unless the option embodies a significant discount. To date we have never reached the conclusion that a significant discount exists.  Revenues from the service fees were recognized as services were rendered and wafer revenues were recorded based on issued purchase orders and at the time of delivery to the customer. In future filings we may revise the note to clarify our specific situation.

4321 Jamboree Road, Newport Beach, CA  92660

Note 6. Convertible Notes

Notes Issued in 2010, page 39

4.
We note from your disclosure that the New Notes are guaranteed by your domestic subsidiaries. Please discuss your conclusion that the financial statement information called for by Rule 3-10 of Regulation S-X was not required in this filing. In particular, tell us how you considered the guidance in paragraph (f) of Rule 3-10 of Regulation S-X.

The Staff is advised that we believe paragraph (f) of Rule 3-10 of Regulation S-X applies because:

Jazz Technologies (the parent) has issued notes that are guaranteed by more than one of its subsidiaries and:

1.	Each of the subsidiary guarantors is 100% owned by the parent company issuer;

2.	The guarantees are full and unconditional; and

3.	The guarantees are joint and several

We did not provide the financial statements required by paragraph (f)(4) of Rule 3-10 of Regulation S-X  in reliance on Note 1 to paragraph (f)(4) which states as follows:

Instead of the condensed consolidating financial information required by paragraph (f)(4), the parent company's financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of the parent company other than the subsidiary guarantors are minor. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section.

In future filing we will include the following note as required by Note 1 to paragraph (f) of Rule 3-10 of Regulation S-X:

The Company’s obligations under the New Notes are guaranteed by the Company’s wholly owned domestic subsidiaries. The Company has not provided condensed consolidating financial information for such subsidiaries because the Company has no independent assets or operations, the subsidiary guarantees are full and unconditional and joint and several and any subsidiaries of the Company other than the subsidiary guarantors are minor. Other than the restrictions in the Loan Agreement, there are no significant restrictions on the ability of the Company and its subsidiaries to obtain funds from their subsidiaries by loan or dividend.

5.
We note from your disclosure on page 40 that you determined the value of the Old Notes based on the fair value of the warrants and New Notes, which resulted in a loss of approximately $2.4 million at the date of extinguishment of the Old Notes. Please provide us with a detailed calculation of the loss, showing each component and the related amount. Further, explain how you applied ASC 470-20-40 in calculating the loss on debt extinguishment or provide us with the other authoritative literature on which you relied.

The Staff is respectfully advised that based on the criteria in ASC 470-50 we determined that the notes exchange resulted in an extinguishment. We reached that conclusion based on the fact that (i) the Old Notes were convertible notes while the New Notes are non-convertible notes and (ii) the principal amount at par of the New Notes is 17.5% higher than that of the Old Notes as is the interest thereon (same coupon on an increased principal amount) resulting in a more than 10% change in cash flow.

4321 Jamboree Road, Newport Beach, CA  92660

After the determination that there was an extinguishment we determined the fair value of the consideration paid to extinguish the Old Notes (i.e., the fair value of the warrants granted and the fair value of the New Notes issued).

The fair value of the warrants was calculated by us using the Black-Scholes model.  See our answer below. The fair value of the New Notes was the present value of the contractual amounts discounted at the commensurate discount rate, which was determined based on yields provided by third parties for CC and CCC rated bonds (which represents the rating of Jazz Technologies at the time of the exchange transaction) with similar terms as the New Notes.

The loss reported was the excess amount of the sum of (i) the fair value of warrants issued and (ii) the fair value of the New Notes, over the carrying value of the Old Notes exchanged, as follows:

	Number of Warrants(#)/ Par value of Notes ($)		Fair value (Million $)
Warrants	25,254,070	0.525	13.3
New Notes	93,556,000		62.5
Consideration			75.8

Carrying amount
Old Notes	79,643,000		73.4

Loss
Loss on debt extinguishment			2.4

6.	Please tell us and disclose in your future filings the method and assumptions you used to value the warrants issued as part of the New Notes transaction.

The Staff is advised that the fair value of the warrants was calculated based on the Black-Scholes formula.  This fair value was also confirmed by independent calculation made by the investors as evidenced by the contract.  In our calculations we used the following assumptions:

Risk–free rate based on US Treasury bills of 1.79% per annum, term of the warrants of five years, Tower’s market share price immediately prior to closing date of $1.36, the exercise price of the warrants as agreed with the investors of $1.70 and the volatility of Tower Shares of approximately 50%. We will make appropriate disclosure in future filings.

4321 Jamboree Road, Newport Beach, CA  92660

Exhibits

7.
We note that you have not filed the exhibits required by Regulation S-K Item 601(b)(32) because they are not “required of voluntary filers.” Likewise, we note you did not include those exhibits with your Form 10-Q for the period ended March 31, 2011. Please provide us your analysis supporting your conclusion that you are a voluntary filer. Given that your Form S-4 registration statement, file number 333-170043, was declared effective during 2010, it appears you have a reporting obligation pursuant to Section 15(d) of the Exchange Act at least with respect to filings that relate to that fiscal year. Please also refer to Question 153.01 of our Exchange Act Sections Compliance & Disclosure Interpretations regarding the impact on your reporting obligations of filing that Form 10-K. Further, please tell us the purpose and effect of including Exhibit 23.1 with your Form 10-K. Include in your response on what authority you rely to incorporate by reference into the Form S-4 filings made after the effective date of that registration statement.

Jazz concurs with the Staff’s view that the effectiveness of the S-4 registration statement in 2010 triggered an obligation pursuant to Section 15(d) of the Exchange Act to file the Form 10-K for that year. Accordingly, Jazz proposes to file an amendment to the Form 10-K (the “10-K Amendment”) to include the required certifications pursuant to Regulation S-K 601(b)(32) and to delete references to the filing of the Form 10-K being made on a voluntary basis.

For all Exchange Act reports commencing fiscal 2011, Jazz is once again a voluntary filer because it has no securities registered under Section 12 of the Exchange Act and at January 1, 2011, the beginning of the current fiscal year, its obligation to file under section 15(d) is suspended because it had no class of securities held by 300 or more record holders (calculated in accordance with Exchange Act Rule 12(g)5-1 and CD&I 153.01).  In addition, no registration statements under the Securities Act were declared effective in 2011.  Accordingly, Jazz’s 2011 Form 10-Qs have been filed on a voluntary basis and therefore correctly omit the Regulation S-K 601(b)(32) certifications.

Regarding the comment in respect of Exhibit 23.1, the inclusion of the exhibit was in error.  Accordingly, Jazz proposes to delete the exhibit in the 10-K Amendment.

8.
Your exhibit list indicates that numerous exhibits were granted confidential treatment in connection with Jazz Semiconductor’s Form S-1 registration statement, file number 333-133485. However, it appears that the filing and the related request for confidential treatment were withdrawn. Please tell us when you were granted confidential treatment with respect to each of the exhibits marked as such in your exhibit index, and the related filing to which that grant relates. Please include in your response a copy of each order granting confidential treatment.

As the Staff correctly notes, it does not appear that confidential treatment has been granted with respect to these exhibits.  Accordingly, Jazz proposes to include each of the exhibits in unredacted form in the Amended 10-K except to the extent we may conclude that certain exhibits were no longer required to be included in the Form 10-K at the filing date (for example, if we conclude that certain contracts previously identified as material are no longer material under Regulation S-K).

4321 Jamboree Road, Newport Beach, CA  92660

In connection with our response to your comments we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 435-8626 if you have any questions or would like additional information regarding this response letter.

Sincerely,

/s/ ALLEN R. GROGAN

Allen R. Grogan
Senior Vice President and
Chief Legal Officer

4321 Jamboree Road, Newport Beach, CA  92660